SCHEDULE 13D

                                                         Page 1 of 29 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                                 LODGIAN, INC.
                               (Name of Issuer)

                    Common Stock, $.01 Par Value Per Share
                        (Title of Class of Securities)

                           Common Stock: 54021P 20 5
                                (CUSIP Number)

                               Jonathan D. Gray
                             BRE/HY Funding L.L.C.
                          345 Park Avenue, 31st Floor
                           New York, New York 10154
                                (212) 583-5000

                                With a copy to:

                              Gregory Ressa, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 25, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 2 of 29 Pages
CUSIP No.:  54021P 20 5


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
         BRE/HY Funding L.L.C.
-------- ----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                   (a)   |    |
                                                         (b)   |    |
-------- ----------------------------------------------------------------------
3.       SEC USE ONLY
-------- ----------------------------------------------------------------------

4.       SOURCE OF FUNDS*

         OO
-------- ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS
         2 (d) or 2 (e)   |  |
-------- ----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------- -------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                    833,626.65
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
----------------------------- -------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
----------------------------- -------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    833,626.65
----------------------------- -------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
----------------------------- -------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            833,626.65
----------- -------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
----------- -------------------------------------------------------------------

                                                            Page 3 of 29 Pages


13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.00%1
----------- -------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            OO
----------- -------------------------------------------------------------------



_______________

  1 Based on a total of 5,557,511 shares of Common Stock to be issued on the Effective Date (as defined below) pursuant to the Issuer's Plan (as defined below).

                                                            Page 4 of 29 Pages
CUSIP No.:  54021P 20 5


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
         Blackstone Real Estate Partners III L.P.
-------- ---------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                       (a)   |   |
                                                             (b)   | x |
-------- ---------------------------------------------------------------------
3.       SEC USE ONLY
-------- ---------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
-------- ---------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS
         2 (d) or 2 (e)   |  |
-------- ---------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------- ------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                    833,626.65
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
----------------------------- ------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
----------------------------- ------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    833,626.65
----------------------------- ------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
----------------------------- ------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            833,626.65
----------- ------------------------------------------------------------------


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
----------- ------------------------------------------------------------------

                                                            Page 5 of 29 Pages


13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.00%2
----------- ------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            PN
----------- ------------------------------------------------------------------

_______________

  2 Based on a total of 5,557,511 shares of Common Stock to be issued on the Effective Date pursuant to the Issuer's Plan.

                                 SCHEDULE 13D

                                                        Page 6 of 29 Pages


CUSIP No.: 54021P 20 5


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
         Blackstone Real Estate Associates III L.P.
-------- ---------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                        (a)   |   |
                                                              (b)   | x |
-------- ---------------------------------------------------------------------
3.       SEC USE ONLY
-------- ---------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
-------- ---------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS
         2 (d) or 2 (e)   |  |
-------- ---------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------- ------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                    833,626.65
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
----------------------------- ------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
----------------------------- ------------------------------------------------

                              9.    SOLE DISPOSITIVE POWER
                                    833,626.65
----------------------------- ------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
----------------------------- ------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            833,626.65
----------- ------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
----------- ------------------------------------------------------------------

                                                            Page 7 of 29 Pages

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.00%3
----------- ------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            PN
----------- ------------------------------------------------------------------



_______________

  3 Based on a total of 5,557,511 shares of Common Stock to be issued on the Effective Date pursuant to the Issuer's Plan.

                                                            Page 8 of 29 Pages

CUSIP No.: 54021P 20 5


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
         Blackstone Real Estate Management Associates III L.P.
-------- ---------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                         (a)   |   |
                                                               (b)   | x |
-------- ---------------------------------------------------------------------
3.       SEC USE ONLY
-------- ---------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
-------- ---------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS
         2 (d) or 2 (e)   |  |
-------- ---------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------- ------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                    833,626.65
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
----------------------------- ------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
----------------------------- ------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    833,626.65
----------------------------- ------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
----------------------------- ------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            833,626.65
----------- ------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
----------- ------------------------------------------------------------------

                                                            Page 9 of 29 Pages

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.00%4
----------- ------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            PN
----------- ------------------------------------------------------------------


_______________

  4 Based on a total of 5,557,511 shares of Common Stock to be issued on the Effective Date pursuant to the Issuer's Plan.

                                                            Page 10 of 29 Pages
CUSIP No.: 54021P 20 5


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
         BREA III L.L.C.
-------- ---------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                   (a)   |   |
                                                         (b)   | x |
-------- ---------------------------------------------------------------------
3.       SEC USE ONLY
-------- ---------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
-------- ---------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS
         2 (d) or 2 (e)   |  |
-------- ---------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------- ------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                    833,626.65
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
----------------------------- ------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
----------------------------- ------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    833,626.65
----------------------------- ------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
----------------------------- ------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            833,626.65
----------- ------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
----------- ------------------------------------------------------------------

                                                            Page 11 of 29 Pages

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.00%5
----------- ------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            OO
----------- ------------------------------------------------------------------




_______________
  5 Based on a total of 5,557,511 shares of Common Stock to be issued on the Effective Date pursuant to the Issuer's Plan.

                                 SCHEDULE 13D

                                                       Page 12 of 29 Pages


CUSIP No.: 54021P 20 5


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
         Peter G. Peterson
-------- ---------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                       (a)   |   |
                                                             (b)   | x |
-------- ---------------------------------------------------------------------
3.       SEC USE ONLY
-------- ---------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
-------- ---------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS
         2 (d) or 2 (e)   |  |
-------- ---------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
----------------------------- ------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                    None
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
----------------------------- ------------------------------------------------
                              8.    SHARED VOTING POWER
                                    833,626.65
----------------------------- ------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    None
----------------------------- ------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    833,626.65
----------------------------- ------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            833,626.65
----------- ------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
----------- ------------------------------------------------------------------

                                                            Page 13 of 29 Pages

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.00%6
----------- ------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            IN
----------- ------------------------------------------------------------------



_______________


  6 Based on a total of 5,557,511 shares of Common Stock to be issued on the Effective Date pursuant to the Issuer's Plan.

                                                      Page 14 of 29 Pages


                                 SCHEDULE 13D


CUSIP No.: 54021P 20 5


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
         Stephen A. Schwarzman
-------- ---------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                         (a)   |   |
                                                               (b)   | x |
-------- ---------------------------------------------------------------------
3.       SEC USE ONLY
-------- ---------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
-------- ---------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS
         2 (d) or 2 (e)   |  |
-------- ---------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
----------------------------- ------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                     None
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
----------------------------- ------------------------------------------------
                              8.    SHARED VOTING POWER
                                    833,626.65
----------------------------- ------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    None
----------------------------- ------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    833,626.65
----------------------------- ------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            833,626.65
----------- ------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
----------- ------------------------------------------------------------------

                                                            Page 15 of 29 Pages

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.00%7
----------- ------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            IN
----------- ------------------------------------------------------------------


_______________

  7 Based on a total of 5,557,511 shares of Common Stock to be issued on the Effective Date pursuant to the Issuer's Plan.

     This Statement on Schedule 13D relates to Common Stock, $.01 par value per share ("Common Stock" or the "Shares"), of Lodgian, Inc. (the "Issuer"). This Statement is being filed to report that, pursuant to a First Amended Plan of Reorganization (as defined herein and as more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the Shares reported herein in connection with the discharge of the Reporting Persons' claims as beneficial owners of 12.25% Senior Subordinated Notes due 2009 (the "Senior Subordinated Notes") issued by Lodgian Financing Corp. and guaranteed by the Issuer and certain other affiliates of the Issuer that were debtors and debtors in possession in Chapter 11 cases under the Bankruptcy Code.


Item 1.  Security and Issuer.

     This Schedule 13D relates to the Shares. The address of the principal executive offices of the Issuer is Lodgian, Inc, 3445 Peachtree Road, Suite 700, Atlanta, GA 30326.

Item 2.  Identity and Background.

     This Schedule 13D is being filed on behalf of:

         (i) BRE/HY Funding L.L.C., a Delaware limited liability company ("BRE/HY");

         (ii) Blackstone Real Estate Partners III L.P., a Delaware limited partnership ("BREP"), in its capacity as the managing member of BRE/HY;

         (iii) Blackstone Real Estate Associates III L.P., a Delaware limited partnership ("BREA"), in its capacity as the general partner of BREP;

         (iv) Blackstone Real Estate Management Associates III L.P., a Delaware limited partnership ("BREMA"), in its capacity as the general partner of BREA;

         (v) BREA III L.L.C., a Delaware limited liability company ("BRE"), in its capacity as the general partner of BREMA;

         (vi) Peter G. Peterson, in his capacity as a founding member of BRE; and

         (vii) Stephen A. Schwarzman, in his capacity as a founding member of BRE (together with BRE/HY, BREP, BREA, BREMA, BRE and
                  Peter G. Peterson, the "Reporting Persons").

         This Schedule 13D relates to shares held by BRE/HY.

                              Page 16 of 29 Pages

     The principal business of BRE/HY has been to acquire, manage, encumber, dispose of otherwise deal with the Senior Subordinated Notes and to engage in any other business pertaining to the Senior Subordinated Notes. BREP is a limited partnership which generally invests in real estate and real estate-related securities and obligations. BREA is a limited partnership which generally invests in real estate and real estate-related securities and obligations. BREMA is a limited partnership which generally invests in real estate and real estate-related securities and obligations. BREA is a limited liability company which generally invests in real estate and real estate-related securities and obligations. Peter G. Peterson and Stephen A. Schwarzman are United States citizens. Peterson's principal occupation or employment is serving as Chairman of The Blackstone Group L.P. ("TBG"), an investment banking firm based in New York. Schwarzman's principal occupation or employment is serving as the President and CEO of TBG.

     The address of the principal business and principal office for BRE/HY, BREP, BREA, BREMA, BREA, Peter G. Peterson and Stephen A. Schwarzman is 345 Park Avenue, 31st Floor, New York, New York 10154. Current information concerning the identity and background of the executive officers and members of BRE/HY is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

     Pursuant to the Plan, the Reporting Persons acquired beneficial ownership of the Shares in satisfaction and discharge of claims with respect to the Senior Subordinated Notes beneficially owned by the Reporting Persons. The purchase of the Senior Subordinated Notes held and owned by BRE/HY were funded through BRE/HY's working capital.

Item 4.  Purpose of Transaction.

     The Shares held by BRE/HY were acquired as described in Item 3 and Item
6. The information set forth in Item 3 and Item 6 hereof is hereby incorporated by reference

                              Page 17 of 29 Pages
into this Item 4. BRE/HY currently holds such Shares for investment purposes subject to the next paragraph.

     BREP, as the managing member of BRE/HY, continuously evaluates the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional securities of the Issuer will be acquired by BRE/HY or by other accounts and funds of which BREP is the general partner and/or investment manager or whether BRE/HY or any such other accounts or funds will dispose of securities of the Issuer. At any time, additional Shares may be acquired or some or all of the Shares of the Issuer beneficially owned by BREP, BREA, BREMA, BRE, Peter G. Peterson, Stephen A. Schwarzman or BRE/HY may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

     Jonathan D. Gray, a Senior Managing Director of TBG and Kenneth A. Caplan, a Principal of TBG, each serve on the Board of Directors of the Issuer. As directors of the Issuer, they may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

(a) BRE/HY beneficially owns 833,626.65 shares of Common Stock (approximately 15.00% of the total number of shares of Common Stock outstanding).

                              Page 18 of 29 Pages

          BREP, in its capacity as the managing member of BRE/HY, may be deemed to be the beneficial owner of 833,626.65 shares of Common Stock (approximately 15.00% of the total number of shares of Common Stock outstanding).

          BREA, in its capacity as the general partner of BREP, may be deemed to be the beneficial owner of 833,626.65 shares of Common Stock (approximately 15.00% of the total number of shares of Common Stock outstanding).

          BREMA, in its capacity as the general partner of BREA, may be deemed to be the beneficial owner of 833,626.65 shares of Common Stock (approximately 15.00% of the total number of shares of Common Stock outstanding).

          BRE, in its capacity as the general partner of BREMA, may be deemed to be the beneficial owner of 833,626.65 shares of Common Stock (approximately 15.00% of the total number of shares of Common Stock outstanding).

          Peter G. Peterson, in his capacity as a founding member of BRE, may be deemed to be the beneficial owner of 833,626.65 shares of Common Stock (approximately 15.00% of the total number of shares of Common Stock outstanding).

          Stephen A. Schwarzman, in his capacity as a founding member of BRE, may be deemed to be the beneficial owner of 833,626.65 shares of Common Stock (approximately 15.00% of the total number of shares of Common Stock outstanding).

(b) BREP has discretionary authority and control over all of the assets of BRE/HY and pursuant to its status as managing member of BRE/HY, including the power to vote and dispose of the Issuer's Shares. Therefore, BREP may be deemed to have sole power to direct the voting and disposition of 833,626.65 shares of Common Stock.

          BREA has discretionary authority and control over all of the assets of BREP and pursuant to its status as the general partner of BREP, including the power to vote and dispose of the Issuer's Shares. Therefore, BREA may be deemed to have sole power to direct the voting and disposition of 833,626.65 shares of Common Stock.

          BREMA has discretionary authority and control over all of the assets of BREA and pursuant to its status as the general partner of BREA, including the power to vote and dispose of the Issuer's Shares. Therefore, BREMA may be deemed to have sole power to direct the voting and disposition of 833,626.65 shares of Common Stock.

                              Page 19 of 29 Pages

          BRE has discretionary authority and control over all of the assets of BREMA and pursuant to its status as the general partner of BREMA, including the power to vote and dispose of the Issuer's Shares. Therefore, BRE may be deemed to have sole power to direct the voting and disposition of 833,626.65 shares of Common Stock.

          Peter G. Peterson has discretionary authority and control over all of the assets of BRE and pursuant to his status as a founding partner of BRE, including the power to vote and dispose of the Issuer's Shares. Therefore, BRE may be deemed to have sole power to direct the voting and disposition of 833,626.65 shares of Common Stock.

          Stephen A. Schwarzman has discretionary authority and control over all of the assets of BRE and pursuant to his status as a founding partner of BRE, including the power to vote and dispose of the Issuer's Shares. Therefore, BRE may be deemed to have sole power to direct the voting and disposition of 833,626.65 shares of Common Stock.

(c) Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

(d) The members of BRE/HY, including BREP, have the right to receive and, subject to the terms and provisions of such advisory and partnership arrangements, the power to direct the receipt of dividends from and the proceeds of the sale of, any of the Shares beneficially owned by.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On November 5, 2002, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the First Amended Joint Plan of Reorganization of Lodgian, Inc. et. al., (Other Than the CCA Debtors) Together With the Official Committee of Unsecured Creditors Under Chapter 11 of the Bankruptcy Code dated as of November 1, 2002 (the "Plan"), a copy of which is incorporated by reference hereto as Exhibit A and incorporated herein by reference in response to this Item 6). Pursuant to the Plan, on November
25, 2002, the Effective Date of the Plan (the "Effective Date"), the Issuer distributed shares of Common Stock and shares of Series A Preferred Stock, $.01 par value per share ("Preferred Shares"), to holders of the Senior

                              Page 20 of 29 Pages

Subordinated Notes, in satisfaction and discharge of claims with respect to the Senior Subordinated Notes. As a result, the Reporting Persons acquired beneficial ownership of the Shares and 703,590 shares of Preferred Stock.

     BRE/HY is a party to a Registration Rights Agreement, which provides BRE/HY and certain other holders of Common Stock, Preferred Stock, and warrants to purchase Common Stock, with certain registration rights. A copy of the Registration Rights Agreement is incorporated by reference hereto as Exhibit B and incorporated herein by reference to this Item 6.

     The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by the terms of the Plan which is incorporated herein by reference.

     BREP, as a managing member of the BRE/HY, receives a management fee for managing the assets of BRE/HY and has a carried interest in BRE/HY.

     Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by BRE/HY.

Item 7.  Material to be Filed as Exhibits.

     The Exhibit Index is incorporated herein by reference.

                              Page 21 of 29 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  December 5, 2002

        BRE/HY Funding L.L.C.

        By:  BLACKSTONE REAL ESTATE PARTNERS III L.P.,
             a Delaware limited partnership

            By: Blackstone Real Estate Associates III L.P., a Delaware limited partnership, its general partner

                 By:  Blackstone Real Estate Management
                      Associates III L.P., a Delaware limited
                      partnership, its general partner

                      By: BREA III L.L.C., a Delaware
                          limited liability company,
                          its general partner

                                  By: /s/ Jonathan D. Gray
                                     ___________________________

                                  Name: Jonathan D. Gray
                                  Title: Senior Managing Director


        BLACKSTONE REAL ESTATE PARTNERS III L.P., a Delaware limited partnership

            By: Blackstone Real Estate Associates III L.P., a Delaware limited partnership, its general partner

                 By:  Blackstone Real Estate Management
                      Associates III L.P., a Delaware limited
                      partnership, its general partner

                      By: BREA III L.L.C., a Delaware
                          limited liability company,
                          its general partner

                                  By: /s/ Jonathan D. Gray
                                     ___________________________

                                  Name: Jonathan D. Gray
                                  Title: Senior Managing Director


                              Page 22 of 29 Pages

              Blackstone Real Estate Associates III L.P., a Delaware limited partnership

                  By:  Blackstone Real Estate Management
                       Associates III L.P., a Delaware
                       limited partnership, its general partner

                       By:  BREA III L.L.C., a Delaware
                            limited liability company,
                            its general partner

                                 By: /s/ Jonathan D. Gray
                                    ___________________________

                                 Name: Jonathan D. Gray
                                 Title: Senior Managing Director





              Blackstone Real Estate Management Associates III L.P., a Delaware limited partnership

                  By: BREA III L.L.C., a Delaware limited liability company, its general partner

                           By: /s/ Jonathan D. Gray
                               ___________________________

                           Name: Jonathan D. Gray
                           Title: Senior Managing Director


                              Page 23 of 29 Pages

              BREA III L.L.C., a Delaware limited liability company

                           By: /s/ Jonathan D. Gray
                               ___________________________


                           Name: Jonathan D. Gray
                           Title: Senior Managing Director





              Peter G. Peterson


              /s/ Peter G. Peterson
              ________________________________





              STEPHEN A. SCHWARZMAN


               /s/ Stephen A.Schwarzman
              ________________________________

                              Page 24 of 29 Pages

ANNEX A

            Executive Officers and Members of BRE/HY Funding L.L.C.

    Name/Citizenship     Principal Occupation            Business Address

Peter G. Peterson       Chairman of the Board            BRE/HY Funding L.L.C.
(United States)                                          345 Park Avenue,
                                                         31st Floor
                                                         New York, NY 10154

Stephen A. Schwarzman   President                        BRE/HY Funding L.L.C.
(United States)                                          345 Park Avenue,
                                                         31st Floor
                                                         New York, NY 10154

James J. Mossman        Senior Managing Director and     BRE/HY Funding L.L.C.
(United States)         Vice President                   345 Park Avenue,
                                                         31st Floor
                                                         New York, NY 10154

John Z. Kukral          Senior Managing Director and     BRE/HY Funding L.L.C.
(United States)         Vice President                   345 Park Avenue,
                                                         31st Floor
                                                         New York, NY 10154

Kenneth C. Whitney      Senior Managing Director and     BRE/HY Funding L.L.C.
(United States)         Vice President                   345 Park Avenue,
                                                         31st Floor
                                                         New York, NY 10154

Gary M. Sumers          Senior Managing Director and     BRE/HY Funding L.L.C.
(United States)         Vice President                   345 Park Avenue,
                                                         31st Floor
                                                         New York, NY 10154

Jonathan D. Gray        Senior Managing Director,        BRE/HY Funding L.L.C.
(United States)         Vice President and Assistant     345 Park Avenue,
                        Secretary                        31st Floor
                                                         New York, NY 10154

Michael A. Puglisi      Senior Managing Director, Chief  BRE/HY Funding L.L.C.
(United States)         Financial Officer and Assistant  345 Park Avenue,
                        Secreary                         31st Floor
                                                         New York, NY 10154

Dennis J. McDonagh      Vice President, Treasurer and    BRE/HY Funding L.L.C.
(United States)         Secretary                        345 Park Avenue,
                                                         31st Floor
                                                         New York, NY 10154

Kenneth A. Caplan       Vice President, Assistant        BRE/HY Funding L.L.C.
(United States)         Controller and Assistant         345 Park Avenue,
                        Secretary                        31st Floor
                                                         New York, NY 10154


To the best of each Reporting Person's knowledge, none of the above persons hold any Shares.
                              Page 26 of 29 Pages

                                 Exhibit Index

                                                                         Page


A. First Amended Joint Plan of Reorganization of Lodgian, Inc. et. al., (Other Than the CCA Debtors) Together With the Official Committee of Unsecured Creditors Under Chapter 11 of the Bankruptcy Code dated as of November 1, 2002 (the "Plan"). (1)

B. Registration Rights Agreement. (2)

C. A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(1) Filed on November 20, 2002 as Exhibit 99.1 to the Issuer's
    Current Report on Form 8-K (Commission File Number 001-14537).

(2) Filed on November 26, 2002 as Exhibit 10.1 to the Issuer's
    Form 8-A (Commission File Number 000-50108).

                                                            Page 26 of 29 Pages

                                   EXHIBIT C


                            JOINT FILING AGREEMENT

     Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of December 5, 2002

        BRE/HY Funding L.L.C.

        By:   BLACKSTONE REAL ESTATE PARTNERS III L.P.,
              a Delaware limited partnership

                  By:  Blackstone Real Estate Associates III L.P.,
                       a Delaware limited partnership, its general partner

                       By: Blackstone Real Estate Management
                           Associates III L.P., a Delaware limited
                           partnership, its general partner

                           By: BREA III L.L.C., a Delaware
                               limited liability company,
                               its general partner


                                      By: /s/ Jonathan D. Gray
                                          ___________________________

                                      Name: Jonathan D. Gray
                                      Title: Senior Managing Director


              BLACKSTONE REAL ESTATE PARTNERS III L.P., a Delaware limited partnership

                  By:  Blackstone Real Estate Associates III L.P.,
                       a Delaware limited partnership, its general partner

                       By: Blackstone Real Estate Management
                           Associates III L.P., a Delaware limited
                           partnership, its general partner

                           By: BREA III L.L.C., a Delaware
                               limited liability company,
                               its general partner


                                      By: /s/ Jonathan D. Gray
                                          ___________________________

                                      Name: Jonathan D. Gray
                                      Title: Senior Managing Director

                              Page 27 of 29 Pages

              Blackstone Real Estate Associates III L.P., a Delaware limited partnership

                  By:  Blackstone Real Estate Management
                       Associates III L.P., a Delaware limited
                       partnership, its general partner

                       By: BREA III L.L.C., a Delaware
                           limited liability company,
                           its general partner


                                By: /s/ Jonathan D. Gray
                                    ___________________________

                                Name: Jonathan D. Gray
                                Title: Senior Managing Director



              Blackstone Real Estate Management Associates III L.P., a Delaware limited partnership

                  By:  BREA III L.L.C., a Delaware limited
                       liability company, its general partner


                            By: /s/ Jonathan D. Gray
                               ___________________________


                            Name: Jonathan D. Gray
                            Title: Senior Managing Director


                              Page 28 of 29 Pages

              BREA III L.L.C., a Delaware limited liability company


                          By:  /s/ Jonathan D. Gray
                               ___________________________

                          Name: Jonathan D. Gray
                          Title: Senior Managing Director





              Peter G. Peterson


              /s/ Peter G. Peterson
              ________________________________





              STEPHEN A. SCHWARZMAN

              /s/ Stephen A.Schwarzman
              ________________________________